UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              STARGOLD MINES, INC.
                                (Name of Issuer)

                    Shares of Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                   85528Y 109
                                 (CUSIP Number)

                                Evgeny Belchenko
                              Stargold Mines, Inc.
                          260 Madison Avenue, 8th Floor
                            New York, New York 10016
                          Telephone No.: (646) 216-2049
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 18, 2008
             (Date of Event which Requires Filing of this Statement)
        -----------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes

Cusip No. 85528Y 109
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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
      Evgeny Belchenko
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) |_|
      (b) |X|
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3.    SEC Use Only

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4.    Source of Funds (See instructions)
      OO
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) |_|
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6.    Citizenship or Place of Organization:
      The Russian Federation
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Number of               7.    Sole Voting Power
Shares Beneficially           15,000,000
Owned By Each           8.    Shared Voting Power
Reporting                     0
Person                  9.    Sole Dispositive Power
                              15,000,000
                        10.   Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      15,000,000 shares of common stock
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_|

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      26.7% of the issued and outstanding shares of common stock
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      IN
--------------------------------------------------------------------------------


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

Item 1. Security and Issuer

This statement relates to the common stock of Stargold Mines, Inc., a Nevada Corporation (the "Issuer"). The principal offices of the Issuer are currently located at 260 Madison Avenue, 8th Floor, New York, New York 10016.

Item 2. Identity and Background

(a) The name of the person filing this statement is Evgeny Belchenko (the "Reporting Person"). On April 24, 2008, the Reporting Person became a member of and Chairman of the Board of the Issuer.

(b) The business address of the Reporting Person is 260 Madison Avenue, 8th Floor, New York, New York 10016.

(c) The present principal occupation of the Reporting Person is Geologist and Mining Engineer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the Russian Federation.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person exchanged 100% of the securities that he then owned in Univer (as defined herein) for 15,000,000 shares of the Company's common stock.

Item 4. Purpose of Transaction

On November 30, 2006, the Issuer entered into a Stock Purchase Agreement with UniverCompany Limited Liability Company, a Russian limited liability society ("Univer"), and the Reporting Person ("Univer Agreement"). Pursuant to the Univer Agreement, Issuer agreed to purchase from the Reporting Person, 100% of the issued and outstanding securities of Univer in exchange for 41,000,000 shares of Issuer's common stock. In May 2007, the Univer Agreement was amended to provide that the consideration for the shares of Univer would be 15,000,000 shares of Issuer's common stock, instead of 41,000,000 shares.

On March 18, 2008, the Issuer was advised that, according to the laws of the Russian Federation, all requirements had been met for the acquisition of Univer and as such the transaction was completed. By entering into this agreement, the Company has greater access to financing and being on a public market provides visibility.


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

Item 5. Interest in Securities of the Issuer

(a) The Issuer has approximately 56,219,311 issued and outstanding shares of common stock. The Reporting Persons own 15,000,000 shares, representing 26.7% of the issued and outstanding common stock of the Issuer. The Issuer's sale of shares owned by the Reporting Persons are subject to an exemption from the registration requirements of the United States securities laws under Regulation S promulgated under the Securities Act of 1933, as amended.

(b) Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(c) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the Univer Agreement, the Reporting Person does not have any contracts, arrangements, understanding or relationships with respect to the securities of the Issuer.

Item 7. Material to be filed as Exhibits.

o     None.


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

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 29, 2008                        /s/ Evgeny Belchenko
                                                --------------------------------
                                                Name: Evgeny Belchenko

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


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